NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on October 24, 2022, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Terminix Global Holdings, Inc. and Rentokil Initial plc became effective on October 12, 2022. Each share of Terminix Global Holdings, Inc Common Stock will be converted to receive 1.4899 American Depositary Shares (each representing five (5) Ordinary Shares) of Rentokil Initial plc for those who elected to receive Stock consideration --OR-- $34.57 in cash and 0.1447 American Depositary Shares (each representing five (5) Ordinary Shares) of Rentokil Initial plc for those who elected to receive Cash consideration. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on October 12, 2022.